UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-39111

XChange TEC.INC

(Registrant’s Name)

No.801, Building 1, 1136 Xinzha Road

JingAn District, Shanghai, 200041

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

EXPLANATORY NOTE

This report on Form 6-K, including the exhibits hereof, is hereby incorporated by reference into the Registrant’s Registration Statement on Form F-3 initially filed with the U.S. Securities and Exchange Commission on July 27, 2021 (Registration No. 333-258187) and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On January 10, 2025, Mr. Yong Zhang resigned as a director, Chairman of the board of directors, Chairman of the compensation committee, Chairman of the nominating and corporate governance committee, and Chief Executive Officer of XChange TEC.INC (the “Company”).

Mr. Yong Zhang resigned for personal reasons and has no disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

On the same day, the board of directors of the Company appointed Mr. Zhichen Sun as a director, Chairman of the board of directors, Chairman of the compensation committee, Chairman of the nominating and corporate governance committee, and Chief Executive Officer of the Company.

Mr. Zhichen Sun served as our Chief Financial Officer from January 2020 to October 2024, and financial director from April 2017 to January 2020. Prior to joining the Company, Mr. Sun was an audit senior manager of Ernst & Young LLP, Shanghai office from January 2016 to April 2017. From January 2011 to December 2015, he was an audit manager of Deloitte LLP, Calgary office. From July 2005 to December 2010, he was successively a senior auditor and an audit manager of Deloitte Touche Tohmatsu Certified Public Accountants LLP, Shanghai office. Mr. Sun received his bachelor’s degree in Japanese language and literature from Shanghai International Studies University in 2005. Mr. Sun holds CPA designations in China and Canada.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XChange TEC.INC

By:	/s/ Zhichen Sun
Name:	Zhichen Sun
Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: January 10, 2025

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